Valley Forge Fund, Inc.

3741 Worthington Road

Collegeville, PA 19426-3431

(484) 802-3007

March 4, 2014

Mr. Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549-8626

Re: SEC Comments to VFF 485APOS Filing of January 13, 2014

Dear Mr. Bartz

The Valley Forge Fund, Inc. (the “Fund”) is pleased to submit its Responses to the Securities and Exchange Commission’s Comments received via telephone on February 28, 2014. Please note that this letter provides the Fund’s “Responses” in a ‘one-for-one’ format for each of the SEC’s Comments in an attempt to provide ease of the SEC’s understanding and assessment. If you have any questions or further comments please contact the undersigned (484-802-3007).

Respectfully submitted,

Donald A. Peterson

President, Valley Forge Fund, Inc.

Valley Forge Fund, Inc.

3741 Worthington Road

Collegeville, PA 19426-3431

(484) 802-3007

RESPONSES TO SEC COMMENTS

1.

Cover – Delete Phone Number and reference to the Fund’s Adviser.

RESPONSE – PHONE NUMBER AND ADVISER REFERENCES WILL BE DELETED.

2.

Modify the Fund’s Investment Objectives to read “The Valley Forge Fund, Inc. seeks capital appreciation.“

RESPONSE – THE OBJECTIVES WILL BE MODIFIED AS REQUESTED.

3.

Shareholder Fee Table – Delete “Maximum Account Fee”.

RESPONSE – MAXIMUM ACCOUNT FEE WILL BE DELETED.

4.

Note 1 to Table – Add “Management” between “Net” and “Fee”.

RESPONSE – THE WORD “NET” WILL BE ADDED.

5.

Note 1 reference mark – move “1” from Management fees to Fee Waiver.

RESPONSE – THE NOTE MAKER “1” WILL BE MOVED AS REQUESTED.

6.

Note 1 – Change “through May 28, 2015. Change other references to May of 2014 to 2015 elsewhere in the document.

RESPONSE – THE DATE WILL BE CHANGED TO MAY 28, 2015 IN AGREEMENT WITH THE RENEWAL OF THE ADVISED AGREEMENT.

7.

Move Note 2 to a more appropriate location in the document after Item 8.

RESPONSE – NOTE 2 WILL BE MOVED TO A MORE APPROPRIATE LOCATION IN THE DOCUMENT AFTER ITEM 8.

8.

Move “Portfolio Turnover” to an appropriate location after Item 8.

RESPONSE – PORTFOLIO TURNOVER WILL BE MOVED TO A MORE APPROPRIATE LOCATION AFTER ITEM 8.

9.

Principal Investment Strategies – remove reference to VFMC.

RESPONSE – REFERENCE TO VALLEY FORGE MANAGEMENT CORPORATION WILL BE CHANGED TO BOYLE CAPITAL MANAGEMENT, LLC.

10.

Principal Investment Risks – Add Value Risk

 RESPONSE – VALUE RISK PARAGRAPH WILL BE ADDED.

11.

Investment Adviser – After this paragraph, add Portfolio Manager and provide: Name, Title, How long the Investment Adviser for the VFF, etc.

RESPONSE – PORTFOLIO MANAGER WILL BE ADDED ALONG WITH THE APPROPRIATE INFORMATION.

12.

How Shares Are Priced – Add, “In which case you may be taxed upon withdrawal from that account” after “before the close of trading on the NYSE on that day.

RESPONSE – THIS PHRASE WILL BE ADDED AS REQUESTED.

13.

Investment Object – Should be exactly as stated before.

RESPONSE – THE LANGUAGE WILL BE ALTERED TO AGREE WITH THE PREVIOUS STATEMENT.

14.

Portfolio Turnover Risk – Consider deleting.

RESPONSE – PORTFOLIO TURNOVER RISK WILL BE DELETED.

15.

Management, President (to be change to Operations manager) – Explain why the President is not considered an Investment Adviser as defined in Paragraph 15a of the Act of 1940 and why there is not an Investment Adviser Agreement for the President.

RESPONSE – A FULL EXPLANATION WILL BE ADDED TO DIFFERENTIATE THE OPERATIONS MANAGER FROM AN INVESTMENT ADVISER.

16.

President’s Fees – Clarify the specific details of the fees to be paid on a yearly basis,” the greater of”, etc.

RESPONSE – A DETAILED DEFINITION OF THE OPERATIONS MANAGER’S FEE WILL BE ADDED.

17.

Include Operations Manager’s Agreement in Registration Statement Exhibits.

RESPONSE – THE OPERATIONS MANAGER AGREEMENT WILL BE ADDED AS REQUESTED.

18.

Include Consent of Auditor Letter in Registration Statement Exhibits, Item 23.

RESPONSE - CONSENT OF AUDITOR LETTER WILL BE ADDED AS REQUESTED.

19.

Adviser Agreement – Change May 28, 2014 to May 28, 2015.

RESPONSE – THE DATE WILL BE CHANGED TO MAY 28, 2015.

20.

Privacy Policy and Practices – Delete “The Privacy Policy is not part of this Prospectus.”

RESPONSE – THIS PHRASE WILL BE DELETED.

21.

SAI, Management – Add descriptions as described in Item 17b10. Such as: Leadership Structure, Roles, Oversight, etc.

RESPONSE – THE REQUESTED DESCRIPTIONS WILL BE ADDED.

22.

SAI, Management: Add Item 17b10 descriptions for each Director. For example: Education, Experience, Skills, Why chosen for the Fund, etc

 RESPONSE – THE REQUESTED DESCRIPTIONS WILL BE ADDED.

23.

SAI, Management Table – Add “in the last five years” after “Other Directorships Held by Director.”

RESPONSE – THE PHRASE “IN THE LAST FIVE YEARS” WILL BE ADDED.

24.

SAI Exhibits – Add the following documents in Item 23: Legal Opinion, Adviser’s Agreement and Waiver, Operation Manager’s Agreement, and Auditor’s Consent Letter.

RESPONSE – THESE DOCUMENTS WILL BE ADDED AS REQUESTED.